EXHIBIT NO. 21

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	State of Incorporation

Colony Bank of Fitzgerald	Georgia
Colony Bank Ashburn	Georgia
Colony Bank of Dodge County	Georgia
Colony Bank Worth	Georgia
Colony Bank Wilcox	Georgia
Colony Bank Southeast	Georgia
Colony Management Services, Inc.	Georgia
Colony Bank Quitman	Georgia
Colony Bankcorp Statutory Trust III	Delaware
Colony Bankcorp Capital Trust I	Delaware
Colony Bankcorp Capital Trust II	Delaware
Colony Bankcorp Capital Trust III	Delaware